Filed by Essendant Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Filer: Essendant Inc.
Subject Company: Essendant Inc.
SEC File No.: 000-10653
Date: April 12, 2018

Directors and VPs:

I’ll be hosting a “State of the Business” call this morning at 9:00 am Central to elaborate on this morning’s exciting announcement, and provide you additional context to the note I shared with all Essendant employees. In advance of that call, I wanted to remind you that as Essendant leaders, each of you will play a vital role in communicating news of our combination with S.P. Richards across the organization, and in helping your teams stay focused on serving our customers in the days, weeks and months ahead.

In keeping with our typical communications cascade, we ask that you set aside time this afternoon to meet with your team to discuss the news, and provide a forum for them to ask questions. A set of talking points and Q&A to help guide meetings and responses to questions from your direct reports is attached to this email. These talking points and Q&A are for your use only, and not to be distributed to your direct reports or externally under any circumstance.

We also ask that you take note of the questions your teams ask, and communicate any “FAQ”s to your SLT member after your meeting. We will aim to address any questions that come up repeatedly in a broader town hall next Tuesday.

As I will reiterate on our call at 9am, and your senior leader will reiterate on their all-team call, it is critical that Essendant speak with one voice when discussing the transaction. For your reference, Harry, Keith and I will be sending the attached letters to our customers and suppliers in the next few hours to summarize the high level benefits of the transaction. The final documents attached are Communications Toolkits, intended to align customer- and supplier-facing Essendant employees on communications related to the transaction.

If members of your team interface with customers, please distribute the Customer Communications Toolkit to them at your team meeting. It includes a set of talking points and a Q&A to guide customer-facing team members as they make outreach calls to customers with whom they have relationships.

If members of your team interface with suppliers, please distribute the Supplier Communications Toolkit to them at your team meeting. It includes a set of reactive-only talking points and Q&A to prepare supplier-facing team members for any inbound calls they receive from suppliers regarding this morning’s announcement.

Please take some time in advance of your team meeting to familiarize yourself with the relevant materials so we are all aligned on the appropriate, approved messaging being shared with various stakeholder groups.

To kick off the cascade, please use the below email template to schedule a team meeting with your teams, or conference call for those teams unable to meet physically, for later today:

Team,

As you already heard from Ric and [SLT MEMBER] this morning, Essendant will combine with Genuine Parts Company’s S.P. Richards business to create a stronger, more competitive company. This is an exciting day for our company, and I would like to talk through the opportunities this creates for Essendant as well as what this means for all of us. Please join me in [LOCATION/CONFERENCE CALL DETAILS] at [TIME] this afternoon. I’m looking forward to answering any questions you may have. We’ll also discuss our game plan for [reaching out to our customers/responding to calls from our suppliers].

In the meantime, as we will continue to emphasize, it is crucial to remember that this morning’s announcement is just the first step in our process of combining with S.P. Richards – until the transaction closes, S.P. Richards will continue to operate independently. It is extremely important that we don’t share information or coordinate any market activities with S.P. Richards employees until the transaction closes. Engaging on any of these activities could have very negative repercussions for Essendant.

Looking forward to speaking with you all at [TIME OF MEETING].

Best,

[YOUR NAME]

If you have any questions, please feel free to reach out to your SLT member. Thank you again for your support in ensuring a smooth rollout of this exciting announcement to our employees, customers and suppliers, and I look forward to speaking with you all for our State of the Business discussion at 9am Central.

Best,

Ric Phillips

Essendant CEO

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

***

Cautionary Statement

This communication contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant and Rhino SpinCo, Inc. , Inc. , a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000

Participants in the Solicitation

Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015 O 847 627 7000